UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

September 23, 2025

NORFOLK SOUTHERN CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Virginia	1-8339	52-1188014
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 West Peachtree Street NW

Atlanta, Georgia

30308-1925

(Address of principal executive offices, including zip code)

(855) 667-3655

(Registrant’s telephone number, including area code)

No Change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Norfolk Southern Corporation Common Stock (Par Value $1.00)	NSC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 23, 2025, the Compensation and Talent Management Committee (the “Committee”) of the Board of Directors of Norfolk Southern Corporation (“Norfolk Southern”) approved the grant of one-time cash retention awards (each, an “Award”) to each of Norfolk Southern’s named executive officers pursuant to Norfolk Southern’s previously established transaction bonus program (the “Transaction Bonus Program”) on the terms described below.

The Transaction Bonus Program was adopted by Norfolk Southern on July 28, 2025, concurrently with the approval of the Agreement and Plan of Merger by and among Norfolk Southern, Union Pacific Corporation (“Union Pacific”), Ruby Merger Sub 1 Corporation and Ruby Merger Sub 2 LLC (the “Merger Agreement”, and the transactions contemplated therein, the “Merger”), because the Board of Directors of Norfolk Southern recognized that the announcement of the Merger and the uncertainty inherent in the transaction process created heightened retention risk among Norfolk Southern’s executive team. In approving the Awards, the Committee determined that the Awards were necessary and appropriate to promote stability, maintain continuity of leadership and incentivize Norfolk Southern’s named executive officers to remain focused on Norfolk Southern’s business and the successful completion of the Merger for the benefit of Norfolk Southern’s stockholders.

Each Award is governed by a retention bonus agreement between Norfolk Southern and the applicable named executive officer. The Awards were granted to Norfolk Southern’s named executive officers in the following amounts: Mark R. George—$4,000,000; Jason A. Zampi—$2,250,000; John F. Orr—$3,000,000; Claude E. Elkins—$2,000,000; and Anil Bhatt—$2,000,000. Each Award will vest in three installments, subject to the named executive officer’s continued employment through the applicable vesting date, as follows: 25% of the Award will vest on each of April 28, 2026 and January 28, 2027, and 50% of the Award will vest upon the consummation of the Merger (the “Closing”). Notwithstanding the foregoing, if a named executive officer experiences (i) a termination of employment without “cause” prior to the Closing or (ii) a “Termination” as defined in the named executive officer’s Change in Control Agreement with Norfolk Southern on or after the Closing, then, in either case, the portion of the Award associated with the next vesting date (if any) will immediately vest upon such termination of employment.

The foregoing description of the Awards is qualified in its entirety by reference to the form of retention bonus agreement included as Exhibit 10.1 to this current report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

10.1	Form of Retention Bonus Agreement

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Norfolk Southern’s subsequent filings with the SEC, Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”) and Union Pacific’s subsequent filings with the SEC, as well as the risks described in Union Pacific’s registration statement on Form S-4, as filed with the SEC on September 16, 2025 (available at https://www.sec.gov/Archives/edgar/data/100885/000119312525204376/d908896ds4.htm) (the “Registration Statement”), may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific filed the Registration Statement with the SEC, which includes a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement will be mailed to shareholders of Union Pacific and Norfolk Southern once declared effective. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://norfolksouthern.investorroom.com/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus, which was included in the Registration Statement filed with the SEC on September 16, 2025.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SIGNATURES NORFOLK SOUTHERN CORPORATION (Registrant)

By:	/s/ Jeremy Ballard
Name:	Jeremy Ballard
Title:	Corporate Secretary
Date:	September 29, 2025

EXHIBIT 10.1

AGREEMENT

This retention bonus agreement (this “Agreement”) is made this ___ day of ____________, by and between __________, hereinafter referred to as “Employee,” and NORFOLK SOUTHERN CORPORATION, hereinafter referred to, together with its affiliates, as “NS.”

WITNESSETH

WHEREAS, NS has entered into an Agreement and Plan of Merger with Union Pacific Corporation (“UP”) and certain other entities named therein, dated as of July 28, 2025 (the “Merger Agreement”), pursuant to which, upon the consummation of the transactions contemplated thereby (the “Closing”), NS will become a wholly owned subsidiary of UP;

WHEREAS, Employee has specialized skills, all of which are especially valuable to NS; and

WHEREAS, NS wishes to provide a cash retention award to Employee, subject to Employee’s continued employment in nonagreement service through the vesting dates specified below (or upon Employee’s earlier Qualifying Termination, as defined in Section 4 below).

NOW THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

1.

Retention Bonus: Subject to the terms and conditions of this Agreement, NS hereby grants to Employee a cash retention bonus in the aggregate amount of $_________ (the “Retention Bonus”), payable in three (3) installments (each, a “Tranche”) as described in Section 2 below.

2.

Vesting Dates: Each Tranche will vest on the following dates; provided that Employee remains continuously employed in nonagreement service by NS or one of its affiliates, or, at and after the Closing Date (as defined below), UP or one of its affiliates (collectively, the “Company Group”) through such date, except as otherwise provided in Sections 3 and 4 below:

a.	25% of the Retention Bonus on April 28, 2026;

b.	25% of the Retention Bonus on January 28, 2027; and

c.	50% of the Retention Bonus on the date on which the Closing occurs (the “Closing Date”).

Each vested Tranche will be paid to Employee as soon as reasonably practicable following the applicable vesting date, and in any event within thirty (30) days thereafter, in each case less applicable Railroad Retirement and Federal, state, and local income taxes.

3.

Merger Agreement Termination: In the event that the Merger Agreement is terminated without the occurrence of the Closing, the Tranche associated with the next scheduled vesting date (whether such vesting date is a fixed date or the Closing Date) following the date of the termination of the Merger Agreement will become vested on a date selected by NS that is no later than three (3) months following the termination of the Merger Agreement and be paid to Employee as soon as reasonably practicable following such date and in any event within thirty (30) days thereafter; provided that Employee remains continuously employed in nonagreement service with NS through such vesting date. Any other remaining installments of the Retention Bonus will be forfeited.

4.	Qualifying Termination:

a.

If Employee experiences a Qualifying Termination (as defined below) before the Retention Bonus has fully vested, then the Tranche associated with the next vesting date (whether such vesting date is a fixed date or the Closing Date) following the date of such Qualifying Termination will become vested immediately and be paid to Employee as soon as reasonably practicable following the date of such Qualifying Termination and in any event within thirty (30) days thereafter.

b.	Definitions: For purposes of this Agreement:

i.

“Cause” means: (i) Employee’s conviction of, or plea of nolo contendere to, any felony; (ii) Employee’s commission of, or participation in, intentional acts of fraud or dishonesty; (iii) Employee’s material violation of any term of Employee’s employment agreement with NS (if applicable) or any other contract or agreement between Employee and the Company Group, if any, or any statutory duty Employee owes to the Company Group; (iv) Employee’s gross negligence in the performance of his or her duties; (v) Employee’s refusal to follow the lawful directions of: (1) the board of directors of NS; (2) the Chief Executive Officer of NS; or (3) Employee’s direct manager; or (vi) Employee’s material violation of the Company Group’s written policies, in each case of clause (iii), (iv), (v) or (vi), subject to Employee’s failure to cure to correct such event within fifteen (15) days of Employee’s receipt of written notification from the Company Group of the occurrence of any such foregoing event.

ii.

“Qualifying Termination” means: (i) prior to the Closing Date, a termination of Employee’s employment by the Company Group without Cause or (ii) on or after the Closing Date, a termination of Employee’s employment with the Company Group that constitutes a “Termination” as defined in, and for purposes of, the applicable Change in Control Agreement between Employee and NS.

5.

At-Will Employment: It is understood that Employee remains an at-will employee, and this Agreement is not intended to create a contract for, or right to, employment for any term whatsoever. Likewise, this Agreement is not intended to address the terms and conditions of Employee’s employment, such as salary and benefits, which will be determined by the Company Group, as is the case for any other at-will employee. NS specifically reserves the right to discontinue Employee’s employment at any time and for any reason. If Employee’s employment terminates before the Retention Bonus is fully vested other than due to a Qualifying Termination, this Agreement will immediately terminate (other than Confidentiality provisions in Section 7 hereof) and Employee will forfeit all rights and claims to payment for any Tranche of the Retention Bonus not yet vested.

6.

Benefit Treatment: The Retention Bonus is not a part of Employee’s salary or annual incentive, and will not be counted as compensation for purpose of the Retirement Plan of Norfolk Southern Corporation and its Participating Subsidiary Companies or any other employee benefit plans sponsored by the Company Group or other compensation programs, including but not limited to merit increases and salary continuance benefits.

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7.	Confidentiality:

a.

Employee represents and agrees that Employee will forever keep the terms and conditions of this Agreement completely confidential, except as provided herein, and that Employee will not hereafter disclose any information concerning this Agreement to anyone (except Employee’s immediate family, counsel, and tax advisor, provided that they agree to maintain confidentiality of such information), including, but not limited to, any past, present, or prospective employee or applicant for employment with the Company Group.

b.

Notwithstanding the foregoing, pursuant to 18 U.S.C. § 1833(b), Employee hereby acknowledges that Employee shall not have criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Employee understands that if Employee files a lawsuit for retaliation by the Company Group for reporting a suspected violation of law, he or she may disclose the trade secret to Employee’s attorney and use the trade secret information in the court proceeding if Employee (x) files any document containing the trade secret under seal, and (y) does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement or any other agreement by and between the Company Group and Employee is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets expressly allowed by such section.

c.

Further, nothing in this Agreement or any other agreement between Employee and the Company Group shall prohibit or restrict Employee from (i) if Employee is not a supervisor, communicating, or otherwise acting together (including through or using third parties and/or mediums such as social media platforms), with co-workers, a labor organization (or representative thereof) or a federal or state administrative agency, in each case, to address wages, benefits or terms and conditions of employment at the Company Group, (ii) voluntarily communicating with an attorney retained by Employee, (iii) voluntarily communicating with any law enforcement, government agency, including the Securities and Exchange Commission (“SEC”), the Equal Employment Opportunity Commission, or any state or local commission on human rights, or any self-regulatory organization regarding possible violations of law, or otherwise initiating, testifying, assisting, complying with a subpoena from, or participating in any manner with an investigation conducted by such government agency, in each case without advance notice to the Company Group, (iv) recovering a SEC whistleblower award as provided under Section 21F of the Securities Exchange Act of 1934, (v) disclosing any information (including confidential information) to a court or other administrative or legislative body in response to a subpoena, court order or written request (with advance notice to the Company Group prior to any such disclosure to the extent legally permitted by law), (vi) filing or disclosing any facts necessary to receive unemployment insurance, Medicaid or other public benefits to which Employee is entitled or (vii) disclosing any underlying facts or circumstances relating to claims of discrimination, in violation of laws prohibiting discrimination, against the Company Group.

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8.

Governing Law: This Agreement will be construed and enforced in accordance with the laws of the State of Georgia, without regard to its choice of law rules. Employee consents to the personal jurisdiction of the federal and/or state courts serving the State of Georgia and waives any defense of forum non conveniens. Employee agrees that any and all initial judicial actions related to this Agreement will only be brought in the United States District Court for the Northern District of Georgia, Atlanta Division or the Georgia State-wide Business Court, regardless of Employee’s place of residence or work location at the time of such action.

9.	Compliance with Section 409A: This Agreement is intended, and shall be further construed, to be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

10.	Amendments and Termination: This Agreement may be amended, supplemented, and terminated only by a written instrument duly executed by all of the parties.

11.	Waiver: The failure of either party to insist upon strict performance of any of the terms conditions of this Agreement will not constitute a waiver of any of its rights hereunder.

12.

Severability: If any provisions of this Agreement are held illegal, invalid, or unenforceable, such illegality, invalidity, or unenforceability will not affect any other provision hereof. This Agreement will, in such circumstances, be deemed modified to the extent necessary to render enforceable the provisions hereof.

13.

Entire Agreement: This Agreement constitutes the entire understanding among the parties with respect to the subject matter contained herein and supersedes any prior understandings and agreements among them respecting such subject matter.

14.	Effective Date: This Agreement will become effective upon its execution by both Employee and NS.

Employee Name (printed)	By:	PC Bryant
Vice President, Human Resources

Employee ID#
Company Representative Signature
Employee Signature

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